UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

FITCH RATINGS UPGRADED THE BANK’s LONG TERM RATING TO BBB-

Medellín, Colombia, June 22, 2010

Fitch Ratings (“Fitch”) upgraded yesterday Bancolombia’s Foreign Currency as follows:
•	Long-Term Issuer Default Rating (IDR) to 'BBB-' from 'BB+'
•	Local Currency Long-Term IDR to 'BBB-' from 'BB+'
•	the Foreign Currency Short-Term IDR to 'F3' from 'B';
•	Local Currency Short-Term IDR to 'F3' from 'B'; the Individual Rating to 'C' from 'C/D';
•	The Support Floor to 'BB' from 'BB-'
•	Subordinated debt to 'BB+' from 'BB'.

Fitch also affirmed its Support Rating at '3'

The Rating Outlook is Stable.

Per Fitch’s press release, “Fitch's upgrade of Bancolombia's Individual rating and IDRs reflect the sustained improvement of the bank's solvency and reserve coverage ratios and the resilience to the crisis it showed by maintaining good asset quality, stable profitability and strong earnings generation. Having successfully taken over and consolidated Banco Agricola's operations, Bancolombia evolved into a regional player showing solid performance through the crisis. The bank achieved profitability and healthy growth over the past few years and proved it has the diversification, tools and expertise to manage through a downturn. Hence it emerges from the crisis not only bigger but also better positioned and poised to resume growth within a more benign economic scenario.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 22, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance